CUSIP No. 74137R 10 1               13G                    Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                           (Amendment No.___________)1



                              Preview Travel, Inc.
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)



                                   74137R 10 1
                                 (CUSIP Number)


                                 _______________

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74137R 10 1                   13G             Page 2 of 5 Pages

     NAMES OF REPORTING PERSONS       America Online, Inc.
1.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                54-1322110

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
2.                                                     (b)

     SEC USE ONLY
3.

     CITIZENSHIP OR PLACE OF ORGANIZATION
4.                                                               Delaware

                     SOLE VOTING POWER
  NUMBER OF     5.   1,001,312
    SHARES
 BENEFICIALLY        SHARED VOTING POWER
                6.   -0-
   OWNED BY
     EACH            SOLE DISPOSITIVE POWER
                7.   1,001,312
  REPORTING
    PERSON           SHARED DISPOSITIVE POWER
                8.   -0-
     WITH

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
9.   PERSON                                                   1,001,312

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.  CERTAIN SHARES*

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.                                                              8.59%

     TYPE OF REPORTING PERSON*
12.                                                               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 74137R 10 1                 13G                 Page 3 of 5 Pages




Item 1(a).     Name of Issuer:

          Preview Travel, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          747 Front Street
          San Francisco, California  94111

Item 2(a).     Name of Person Filing:

          America Online, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

          22000 AOL Way
          Dulles, Virginia  20166

Item 2(c).     Citizenship:

               America Online, Inc. was organized and exists under the laws of the State of Delaware

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $0.001 per share

Item 2(e).     CUSIP Number:

          74137R 10 1

Item 3. If this statement if filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

               N/A



CUSIP No. 74137R 10 1               13G                 Page 4 of 5 Pages

Item 4.        Ownership.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d- I (b)
(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:                   1,001,312

     (b)  Percent of class:                               8.59%

     (c)  Number of shares as to which such person has:

     (i)       Sole power to vote or to direct the vote               1,001,312

     (ii)      Shared power to vote or to direct the vote                     0

     (iii)     Sole power to dispose or to direct the disposition of  1,001,312

     (iv)      Shared power to dispose or to direct the disposition of        0

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [     ].

     Instruction.  Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.        Identification and Classification of Members of the Group.

     N/A

Item 9.        Notice of Dissolution of Group.

     N/A

Item 10.  Certification.

     N/A


CUSIP No. 74137R 10 1          13G                      Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   January 30, 1998
                                   (Date)

                                   /s/Lennert J. Leader
                                   (Signature)

                                   Senior Vice President, Chief Financial
                                   Officer, Treasurer, Chief Accounting
                                   Officer and Assistant Secretary
                                   (Name/Title)